CONFIDENTIAL TREATMENT REQUESTED BY
BORGWARNER INC. PURSUANT TO 17 CFR 200.83

August 8, 2018

Mr. Lyn Shenk
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Re: BorgWarner Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 9, 2017
File No. 001-12162
Response to Telephonic Comments of the Staff – March/April 2018

Dear Mr. Shenk,

Below is the response (the “Response”) of BorgWarner Inc. (together with its subsidiaries, “BorgWarner”) to the telephonic comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filing made during our discussions in March and April, 2018. References in this response to “we,” “us,” “our,” and “the Company” are references to BorgWarner. This Response specifically addresses certain issues raised on the above-referenced calls by the Staff respecting the Company’s accounting for incurred but not reported (IBNR) asbestos-related claims and related control processes.

Due to the commercially sensitive nature of certain information contained herein, the Company requests confidential treatment of certain portions of this Response pursuant to 17 CFR 200.83 (“Rule 83”). Information for which confidential treatment is requested is highlighted in this Response (the “Confidential Material”).

In accordance with Rule 83, please inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, Michigan 48326

CONFIDENTIAL TREATMENT REQUESTED BY
BORGWARNER INC. PURSUANT TO 17 CFR 200.83

Attn: Chief Financial Officer
Telephone: (248) 754-9200
Facsimile: (248) 462-7883

ASC 450-20 Control Operation Related to the IBNR Charge for Asbestos-Related Claims, Deficiency Evaluation, and Remediation Analysis
As we have previously advised the Staff, the Company assesses whether it can make a reasonable estimate of IBNR asbestos-related liabilities as part of its financial reporting process in order to comply with the requirements of ASC 450-20, Contingencies. The Company has described in its previous correspondence with the Staff its assessment of whether a reasonable estimate could have been made of IBNR asbestos-related liabilities in periods prior to the fourth quarter of 2016. See Letter dated May 25, 2017; Letter dated September 21, 2017 (response to Staff Comment #7). The Company does not repeat those descriptions here to minimize duplication, in light of the Staff’s conclusion that the Company did not adequately support its determinations in 2015 and prior periods that a reasonable estimate of IBNR asbestos-related claims could not be made, and the Company’s subsequent announcement that it would restate its financial statements for fiscal years 2016 and 2015 included in its 2017 Form 10-K to reflect, among other things, an estimated liability for IBNR asbestos-related claims in those years. The Company will also make appropriate adjustments to the selected financial data for 2014 and 2013 and the quarterly information for 2016 included in the 2017 Form 10-K to reflect these changes. The Company will also summarize its considerations related to the determination of a material weakness in 2015 and prior periods in its forthcoming 2017 Form 10-K/A.
In summary the Company evaluated on an annual basis whether it could make a reasonable estimate of asbestos-related IBNR liabilities through the operation of a review control. This evaluation included in the control attributes evolved throughout the years, from a predominantly qualitative analysis in periods prior to 2016 to a qualitative and quantitative analysis in 2016. The control attributes in earlier periods focused on the facts that the Company’s products were different from those of other asbestos defendants in ways likely to make the Company’s claims experience different from that of other defendants. Specific relevant facts included:
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(i)	***

(ii)	the use of encapsulated asbestos in the clutches, which is comparatively unlikely to release asbestos fibers and cause illness;

(iii)	the fact that the clutches ceased to be manufactured in the mid-1980s, meaning that they would have ceased to be put into the stream of commerce earlier than many other asbestos defendants’ products;

(iv)	***; and

(v)	***
All of these factors suggested to the Company that legitimate asbestos-related claims against the Company should peak much earlier and then decline much faster than claims asserted

CONFIDENTIAL TREATMENT REQUESTED BY
BORGWARNER INC. PURSUANT TO 17 CFR 200.83

against asbestos defendants with more traditional product mixes, such as building products or automobile friction products (such as brakes). As a result, the Company believed that traditional models that attempted to predict future asbestos claims occurrences were inapplicable to the Company because those models were based on traditional defendants’ products and experiences in the US tort system. The Company accordingly concluded that its unique claims experience was not reasonably estimable using traditional models.
The Company’s difficulties in attempting to make a reasonable estimate of IBNR asbestos-related claims were increased by the absence of identifiable trends in the Company’s claims data during these periods and the volatility of claiming patterns against the Company, which made the Company unable to extrapolate its claims experience reliably into the future, as previously explained in detail to the Staff. See Letter dated May 25, 2017; Letter dated September 21, 2017 (response to Staff Comment #7). Management concluded through the operation of the control for all of these reasons that a reasonable estimate of IBNR asbestos-related claims could not have been made at that time.
The Company observed in recent years that the rate of new claims being filed against the Company did not decline as previously anticipated, nor did the volume of claims being resolved by the Company. In addition, the Company’s experience in handling and resolving asbestos-related claims increased, and the Company’s claims data began to stabilize. The Company adapted its review of whether or not a reasonable estimate could be made of its IBNR asbestos-related claims and the related control attributes accordingly. In particular, the Company performed additional quantitative analysis on its claims data beginning in 2015, which was further enhanced in 2016. This analysis in 2016 included comparing trends in the Company’s specific claims data against external data curves. The Company’s analysis in 2016 led to the conclusion that it might then be possible to estimate a liability for IBNR asbestos-related claims for the first time. That conclusion, in turn, led the Company to implement additional and more detailed control attributes for IBNR asbestos-related liabilities in 2016, including the hiring of an actuary to prepare an estimate of such liabilities for the Company’s consideration.
Identification of ASC 450 Control Deficiency Related to IBNR Asbestos-Related Liabilities
In April 2018, following the exchange of several comment letters and responses and the Company’s provision of supporting documentation to the Staff, the Staff communicated to the Company its position that the Company did not adequately support its conclusions in 2015 and prior periods related to its ability to make a reasonable estimate of IBNR asbestos-related liabilities. The Staff further advised that the Company should seek to obtain additional support for its accounting for IBNR asbestos-related claims in 2015 and prior periods. The Staff also requested that the Company consider how the additional procedures performed to support the accounting treatment in 2015 and prior periods reflect on the Company’s controls. Specifically, the SEC suggested that the Company work with an actuary for periods prior to 2016 to reconsider the previous ASC 450 conclusions.
In response to the Staff’s comments, management engaged an external actuary to assist in developing a range of potential liabilities for the Company to consider in determining if a reasonable estimate of IBNR asbestos-related liabilities could have been made in periods prior to

CONFIDENTIAL TREATMENT REQUESTED BY
BORGWARNER INC. PURSUANT TO 17 CFR 200.83

2016. The actuary used historical data to estimate ranges of estimated IBNR asbestos-related liabilities for the years 2012 – 2015. Management then reviewed such estimates and concluded that, at a minimum, a floor could have been established and recorded prior to 2016 and, as such, that an error existed in the Company’s financial statements for 2016 and prior periods. Specifically, management concluded that a charge for estimated IBNR asbestos-related liabilities should have been taken no later than 2012 and an amount for estimated IBNR asbestos-related liabilities should also have been reflected in the Company’s subsequent financial statements for 2013, 2014, and 2015. Management also concluded because of this determination that the Company should not have taken a charge for estimated IBNR asbestos-related liabilities for the first time in 2016.
In light of this conclusion, management reviewed the Company’s control relating to its ASC 450 determinations associated with the ability to estimate a liability for IBNR asbestos-related claims (“IBNR control”) in 2015 and prior periods. Management concluded that:

1)
The control operated as intended and was performed and reviewed by management with the appropriate level of expertise, but the control was not designed to ensure that certain information relevant to management’s determination was sufficiently included in the evaluation process.

2)
The information that should have been obtained and evaluated by management during those periods relevant to its assessment of whether a reasonable estimate could be made of IBNR asbestos-related liabilities in prior periods in accordance with ASC 450 included:

a.	Additional internal quantitative data analysis;

b.	Consideration of external industry data curves; and

c.	Preparation of an actuarial estimate.

3)
The Company’s ASC 450 control was not designed to ensure this information was obtained and evaluated by management, and as a result, management made an incorrect conclusion during those periods concerning the Company’s ability to make a reasonable estimate of IBNR asbestos-related liabilities.

CONFIDENTIAL TREATMENT REQUESTED BY
BORGWARNER INC. PURSUANT TO 17 CFR 200.83

Evaluation of Control Deficiency
Having determined that there was a deficiency in the Company’s IBNR control, management then evaluated the severity of that deficiency. Management concluded that the IBNR control deficiency resulted in a material misstatement of the Company’s financial statements for the third quarter of 2016 and prior periods because the Company’s accrual for asbestos-related claims in those financial statements did not include an accrued amount for IBNR asbestos-related liabilities, as well as amounts for the value of offsetting insurance assets and deferred tax assets. Although the precise amount of such accruals remains to be determined (as described by the Company in its Form 8-K dated June 15, 2018), management concluded that such amount would be material to the Company’s financial statements as a whole, and that the amount of the misstatement is accordingly material.
Management did not identify any compensating controls that were sufficient to prevent or detect the misstatement. Accordingly, the Company determined that the IBNR control deficiency constituted a material weakness in the Company’s internal control over financial reporting.
Remediation of Material Weakness
The material weakness identified by the Company in its ASC 450 control was effectively remediated in 2016 as a result of the evolution in the Company’s IBNR control to incorporate:

(i)	a detailed quantitative analysis of trends in the Company’s claims data for recent years that supplemented the largely-qualitative analysis that had been performed by the Company in prior periods;

(ii)
a comparison of the Company’s claims experience to the Nicholson/KPMG external data curve that showed the Company’s claims experience was beginning to track that curve notwithstanding the unique facts respecting the Company’s products; and

(iii)	the retention of an actuarial consultant to prepare an estimate of the Company’s IBNR asbestos-related liabilities for consideration by management.

The enhancements to the control design in 2016 resulted in the appropriate design and operation of the control to review the reasonableness of the estimate for IBNR asbestos-related claims at a sufficient level of precision. This was validated by the fact that the actuary engaged by management was able to assist the Company in developing an estimated liability for IBNR asbestos-related claims that the Company determined was reasonable within the meaning of ASC 450. Therefore, the Company concluded that enhancements made in the design of this control in 2016 effectively remediated the control deficiency that existed in 2015 and prior periods.
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CONFIDENTIAL TREATMENT REQUESTED BY
BORGWARNER INC. PURSUANT TO 17 CFR 200.83

Rule 83 Confidential Treatment Requested by BorgWarner Inc.: Request #4
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We appreciate the opportunity to provide additional clarification concerning the comments raised in your correspondence. If you have additional questions or comments, please contact Ronald T. Hundzinski at 248-754-0851.

Very truly yours,

/s/ Ronald T. Hundzinski

Ronald T. Hundzinski
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

cc: Ms. Jill Davis
Associate Chief Accountant
Division of Corporation Finance/Office of Chief Accountant

Mr. Frédéric Lissalde
President and Chief Executive Officer
(Principal Executive Officer)

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